

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 23, 2016

<u>Via E-mail</u>
Nancy E. Pecota
Vice President, Finance and Chief Financial Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, California 94545

      Re: Aradigm Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 30, 2016
               File No. 001-36480

Dear Ms. Pecota:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant
                    Office of Electronics and Machinery